SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   -----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                              (Amendment No. 3)(1)

                             India Growth Fund, Inc.
             -------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
             -------------------------------------------------------
                         (Title of Class of Securities)

                                    454090101
             -------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

            |X|  Rule 13d-1(b)
            |_|  Rule 13d-1(c)
            |_|  Rule 13d-1(d)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 454090101                    13G                     Page 2 of 5 Pages
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  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              President and Fellows of Harvard College
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                                                              (a)            |_|
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (b)            |_|
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  3.    SEC USE ONLY

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  4.    CITIZENSHIP OR PLACE OF ORGANIZATION

              Massachusetts
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                     5.   SOLE VOTING POWER
     NUMBER OF                  2,221,300 shares
      SHARES        ------------------------------------------------------------
   BENEFICIALLY      6.   SHARED VOTING POWER
     OWNED BY                   ----
       EACH         ------------------------------------------------------------
     REPORTING       7.   SOLE DISPOSITIVE POWER
      PERSON                    2,221,300 shares
       WITH         ------------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
                                ----
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  9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    2,221,300 shares
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  10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                |_|
        CERTAIN SHARES*
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  11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    22.6%(2)
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  12.   TYPE OF REPORTING PERSON*
                    EP
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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      (2) This Schedule 13G-Amendment No. 3 is being filed to correct an error in the percentage ownership reported by the reporting person in the Schedule 13G-Amendment No. 2 filed by the reporting person on January 10, 2000. The aggregate amount of shares beneficially owned by the reporting person has not changed since the date of the previous filing.

                                  SCHEDULE 13G

Item 1(a) Name of Issuer:
                 India Growth Fund, Inc.

     1(b) Address of Issuer's Principal Executive Offices:
                 c/o Mitchell Hutchins Management Inc.
                 1285 Avenue of the Americas
                 32nd Floor
                 New York, New York  10019

Item 2(a) Name of Person Filing:
                 President and Fellows of Harvard College

     2(b) Address of Principal Business Office or, if none, Residence:
                 c/o Harvard Management Company, Inc.
                 600 Atlantic Avenue
                 Boston, MA  02210

     2(c) Citizenship:
                 Massachusetts

     2(d) Title of Class of Securities:
                 Common Stock

     2(e) CUSIP Number:
                 454090101

Item 3 The reporting person is an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4    Ownership:

     4(a) Amount beneficially owned:
                 2,221,300 shares

     4(b) Percent of Class:*
                 22.6%

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      * This Schedule 13G-Amendment No. 3 is being filed to correct an error in the percentage ownership reported by the reporting person in the Schedule 13G-Amendment No. 2 filed by the reporting person on January 10, 2000. The aggregate amount of shares beneficially owned by the reporting person has not changed since the date of the previous filing.


                                Page 3 of 5 Pages

     4(c) Number of shares as to which such person has:

          (i)    sole power to vote or to direct the vote:
                        2,221,300 shares

          (ii)   shared power to vote or to direct the vote:
                        ---------

          (iii)  sole power to dispose or to direct the disposition of:
                        2,221,300 shares

          (iv)   shared power to dispose or to direct the disposition of:
                        --------

Item 5    Ownership of Five Percent or Less of a Class:
                 Not Applicable.

Item 6    Ownership of More than Five Percent on Behalf of Another Person:
                 Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                 Not Applicable.

Item 8    Identification and Classification of Members of the Group:
                 Not Applicable.

Item 9    Notice of Dissolution of Group:
                 Not Applicable.

Item 10   Certification:

          By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                Page 4 of 5 Pages

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                    PRESIDENT AND FELLOWS OF HARVARD
                                    COLLEGE


                                    By: /s/ Michael S. Pradko
                                        --------------------------------
                                        Name:  Michael S. Pradko
                                        Title: Authorized Signatory

February 7, 2000


                                Page 5 of 5 Pages